UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             PMA Capital Corporation
                             -----------------------
                                (Name of Issuer)


                  Class A Common Stock, $5 par value per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    693419202
                                    ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [   ]     Rule 13d-1(b)

          [   ]     Rule 13d-1(c)

          [ X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PMA Foundation        23-6296953
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ______
     (b) ______
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3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER

               5,473,450 shares
     ---------------------------------------------------------------------------
     6    SHARED VOTING POWER

               0
     ---------------------------------------------------------------------------
     7    SOLE DISPOSITIVE POWER

               5,473,450 shares
     ---------------------------------------------------------------------------
     8    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,473,450 shares
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          38.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

          00
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 3 of 5 Pages
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Item 1(a)      Name of Issuer:

               PMA Capital Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1735 Market Street, Philadelphia, PA 19103-7590

Item 2(a)      Name of Person Filing:

               PMA Foundation

Item 2(b)      Address of Principal Business Office, or, If None, Residence:

               1735 Market Street, Philadelphia, PA 19103-7590

Item 2(c)      Citizenship:

               Pennsylvania

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, $5 par value per share

Item 2(e)      Cusip Number:

               693419202

Item 3         If this Statement is filed  pursuant to 13d-1(b),  or 13d-2(b) or
               (c), check whether the person filing is a:

               Not applicable.

Item 4         Ownership:

               (a)  Amount Beneficially Owned:

                    5,473,450 shares (1)

               (b)  Percent of Class:

                    38.4%(1)

               (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or direct the vote: 5,473,450 shares(1)

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 4 of 5 Pages
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               (ii) shared power to vote or direct the vote: 0

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    5,473,450 shares(1)

               (iv) shared power to dispose or to direct the disposition of: 0

          -------------------

          (1) Represents (i) 4,561,225 shares of the Company's Common Stock, $5 par value per share, or 36.1% of the outstanding shares of the Company's Common Stock, which are convertible into 4,561,225 shares of the Company's Class A Common Stock, and (ii) 912,225 shares of the Company's Class A Common Stock. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per shares, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 12,648,658 shares of Common Stock and 9,692,854 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock, PMA Foundation is entitled to cast 34.2% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by PMA Foundation.

Item 7         Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported On by the Parent Holding Company or Control Person:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certifications:

               Not applicable.

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 5 of 5 Pages
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Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        PMA FOUNDATION



Date: February 2, 2000                  By:/s/ Frederick W. Anton III
      -----------------                    --------------------------
                                           Frederick W. Anton III
                                           Title:  President